UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Frank R. Kline Kline Hawkes & Co. 11726 San Vicente Blvd, Suite 300 Los Angeles, CA 90049 (310) 442-4700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022

January 15, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,273,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,434*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Frank R. Kline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,273,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,273,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,434*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,173,630
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,173,630
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,630*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kline Hawkes Pacific Friends Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,804
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,804
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,804*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).  This Statement on Schedule 13D/A is being filed by: Kline Hawkes Pacific Advisors, LLC, a Delaware limited liability company (“KH Advisors”), Kline Hawkes Pacific, L.P., a limited partnership organized in Delaware (“KH Pacific”), Kline Hawkes Pacific Friends Fund, LLC, a Delaware limited liability company (“KH Friends”) and Frank R. Kline, an individual United States citizen (“Kline”).

We refer to KH Advisors, KH Pacific, KH Friends and Kline collectively as the “Reporting Persons” and to each individually as a “Reporting Person”.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on January 12, 2009 is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended or supplemented as follows:

As disclosed in the Schedule 13D/A filed by GMS and the other reporting persons named therein on January 20, 2009, Cova Small Cap Holdings, LLC (“Cova”) participated in the sale, by certain of the parties to the Churchill Stock Purchase Agreement, of 625,000 shares of Common Stock to Churchill by selling, at a purchase price of $4.00 per share, 568,157 shares of Common Stock to Churchill, plus an additional 22,886 shares of Common Stock to account for a certain number of the remaining shares owed to Churchill pursuant to the Churchill Stock Purchase Agreement by members of GMS, including KH Pacific and KH Friends, that did not participate in the January 15, 2009 sale as previously planned.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of January 15, 2009, the Reporting Persons beneficially own an aggregate of 2,273,434 shares of Common Stock, or approximately 14.1% of the Common Stock then outstanding.

(a) and (b)

(1)
KH Pacific directly beneficially owns 2,173,630 shares of Common Stock, constituting approximately 13.5% of the Common Stock outstanding as of January 15, 2009.  KH Pacific has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
KH Friends directly beneficially owns 99,804 shares of Common Stock, constituting approximately 0.6% of the Common Stock outstanding as of January 15, 2009.  KH Friends has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
KH Advisors, as the general partner of KH Pacific and the managing member of KH Friends, may be deemed to beneficially own 2,273,434 shares of Common Stock, constituting approximately 14.1% of the Common Stock outstanding as of January 15, 2009.  KH Advisors may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Kline, as the managing member of KH Advisors, may be deemed to beneficially own 2,273,434 shares of Common Stock, constituting approximately 14.1% of the Common Stock outstanding as of January 15, 2009.  Kline may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

As a result of their entry into the Investor Rights Agreement (as defined and described in Item 6 below), each of the parties thereto may be deemed to be members of a “group” under Section 13(d) of the Act.  Accordingly, each of the parties to the Investor Rights Agreement may be deemed to beneficially own the shares of Common Stock held by each other party thereto, and certain other beneficial owners of Common Stock named in this Statement on Schedule 13D may be deemed to beneficially own the shares of Common Stock held by each of the parties to the Investor Rights Agreement by virtue of their relationships with such parties to the Investor Rights Agreement.  As a result, following the sale of 625,000 shares of Common Stock as disclosed in the Schedule 13D/A filed by GMS and the other reporting persons named therein on January 20, 2009, the Reporting Persons believe that each Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate, constituting approximately 49.3% of the Common Stock outstanding as of January 15, 2009.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Statement on Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 2,173,630 and 99,804 shares of Common Stock held by KH Pacific and KH Friends, respectively.  Of  the remaining shares of Common Stock distributed to the members of GMS in the Distribution, the Reporting Persons do not know of any person, other than the respective member receiving such shares in the Distribution, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with the exception of those shares of Common Stock received by Cova.  The Reporting Persons are aware that Mr. Andrew Intrater, Renova US Holdings Ltd., Columbus Nova Investments IV Ltd., CN Special Opportunity Fund Ltd. and CN Credit Opportunities Fund 2007-1 Ltd. may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock held by Cova.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 22, 2009, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009

KLINE HAWKES PACIFIC ADVISORS, LLC

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Member

KLINE HAWKES PACIFIC, L.P.

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Partner

KLINE HAWKES PACIFIC FRIENDS FUND, LLC

By:	/s/ Frank R. Kline
Name: Frank R. Kline Title: Managing Member

/s/ Frank R. Kline
Name: Frank R. Kline

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated January 22, 2009, by and among the Reporting Persons.